Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is a Transition Update newsletter that was sent to Peoples Energy employees via email on August 18, 2006.

A Project Update:  Planning Continues

It’s been about a month since we announced the transaction and a lot has been going on behind the scenes. We are grateful to all employees for their patience during this process. There are many questions that simply do not have answers for yet, but everyone involved in the project is committed to finding those answers and providing them as soon as they can. In the meantime, if the transition is to be a success, all employees should understand what the various Project Teams are doing and why they are doing it.

What’s Happening Now
We have filed with the Illinois Commerce Commission (ICC) to request merger approval and our Transaction Team is working on other key filings at this time. We are getting good cooperation with the ICC. On August 15, we filed for FERC approval of the transaction. Also on August 15, the first hearing was held before the administrative law judge in the case. At that meeting, a schedule was set to move forward the approval process that should allow us to meet our goal of closing the transaction by early in 2007.

The schedule is as follows:

  Staff and intervenor testimony   Oct. 31
  Applicants rebuttal testimony   Nov. 13
  Status Hearing   Nov. 17
  If no contested issues, hearing on Nov. 28 to close the record.
  If contested issues, dates will be set for additional Staff and intervenor testimony and applicants’ reply testimony.
  If contested issues, cross of witnesses would occur during the week of Jan. 8

What’s in a Name?
We are seeking a new name and identity for the new holding company and our non-regulated energy trading companies. Many thanks to the employees who submitted names and descriptive words for the Name Team’s consideration. That team is using a consultant to assist its research right now and will fold these ideas and suggestions into its discussion. It expects to have a recommendation available by the end of September.

Organization Design Team Sets Sights on Success
While we continue to seek the necessary legal, regulatory and shareholder approvals, we are busily planning for the day we receive the final go-ahead. We have formed a number of planning teams to look at the best way to combine our companies. One team is the Organizational Design Team. Like all the teams, it is a joint WPSR/Peoples team.

The Organization Design (OD) Team is making progress in the few weeks it has been together. With many of the other teams awaiting guidance from the OD group, they feel the urgency to move along quickly, aiming to complete their work by the end of September. Their primary deliverable is to provide several organization design recommendations for the Transition committee’s consideration.

The team includes: Suzan Murray, currently on special assignment reporting to Larry Weyers; Bud Treml, WPSR’s senior vice president of Human Resources; Desiree Rogers, president of Peoples Gas and North Shore Gas; and Kathy Donofrio, Peoples Energy’s senior vice president of Business Services.

To assist them, the team has retained CDI Global, an international firm specializing in mergers,

acquisitions, divestitures and joint ventures internationally. The firm focuses on middle-market transactions, typically under $300 million, working from 50 offices in the major economic centers of 35 countries. CDI Global has solid energy industry experience along with organization design expertise.

In conducting its work, the team has developed several considerations it considers essential for success:

  Leverage organization strengths of each company — WPS Resources and Peoples Energy;
  Be open to new approaches where feasible and competitively advantageous;
  Conduct the work with due care and appropriate confidentiality;
  Communicate results to all stakeholders once decisions are made; and
  Provide seamless hand-offs to the Communications, Change Management and Functional Integration Teams

OD Team members say this is an exciting and challenging assignment, one they are eager to complete to ensure the transition continues as smoothly as possible and to set the new organization on a course for success.

Integration Teams
We have begun to set up teams to help integrate our operations under the new holding company. There are nearly a dozen of these integration teams, and they have just begun to meet and plan their work. Each of them is developing the plans necessary to create the new company. They expect to have their work done by the end of 2006, ahead of when we expect to have all the necessary approvals in hand.

Cost Savings
You may have read stories in some newspapers that we have identified millions of dollars in • • • • • savings and that we have targeted several hundred jobs in specific areas of the companies — both at Peoples and at WPS — to achieve these savings. This information, while based on fact, is a bit misleading. We did ask a consulting firm with lots of merger experience to tell us how much it might cost to combine our companies, what savings might be possible and where we might look in an organization like ours to uncover these savings.

As we said at the announcement last month, we estimate spending about $200 million to combine the companies and expect to save about $80 million a year by eliminating redundancies and improving efficiencies. The stories in the media are talking about these consultant’s estimates as though they are final. Rest assured, no firm decisions have been made about these details. That is why we have the teams working today. At the same time, we all must realize that we will have to spend time and money to merge our companies. We will also eliminate some jobs, create new jobs, and change the way we work today before we are through.

We are striving to be as open as possible about what it will take to make this transaction successful and how all of us will be affected. In the end, the transaction is the relatively easy part. It’s transforming our companies that will take the hardest work. Each of us must take responsibility for that work.

WPS Resources and Peoples Energy: A Benefits Overview
Since announcing the proposed merger on July 10, employees have asked many questions regarding benefits at the two companies. While it’s likely the plans will look different for the combined companies, we are committed to letting you know what we know. To that end, following is a summary of current WPS Resources Corporation Administrative Employees benefit plans for non-bargaining unit employees and how they compare to those at Peoples Energy Corp.

It is also important to note two key points: First, the benefit plans at WPS Resources’ recent acquired subsidiaries, Michigan Gas Utilities and Minnesota Energy Resources are different. This is because they still reflect their Aquila holding company’s plans as those transitions are still in progress. Second, benefit plans for bargaining-unit employees, while similar, are covered in their collective bargaining agreements which will remain in place until they are renegotiated.

Medical Plans
WPS and Peoples Energy offer contributory PPO Medical and Consumer Driven Health Plan (CDHP) options (WPS on a pilot basis). All plans are self-funded with similar eligibility requirements. All plans have in-network and out-of-network co-insurance amounts, preventive care benefits and a prescription drug program. Unlike Peoples, WPS does not offer HMO plans, as they are not readily available in their current service areas.

Dental Plans
WPS offers a contributory Indemnity Dental Plan. This plan has an annual deductible (similar to Peoples’ contributory Dental PPO Plus Plan), maximums on annual benefits and co-insurance amounts. Primary, emergency and orthodontic services are covered, along with preventive dental services (similar to Peoples’ contributory Dental PPO Plan).

Life Insurance
Both Peoples Energy and WPS offer Life Insurance benefits with similar eligibility requirements. Employer-paid life insurance at WPS is 200% of your annual base salary to a maximum $500,000, while Peoples Energy’s is 200% of your annual base salary to a maximum of $300,000. AD&D and optional benefits are also offered at both Companies.

Pension Plans
Both companies offer a defined benefit Pension plan (except at Peoples Energy Services (PES), the non-regulated marketing subsidiary). Eligibility to participate in the plans begins after completion of one year of service and work of at least 1,000 hours. Employees at both companies become vested after 5 years of service. Normal retirement age for both companies’ plans is age 65, early retirement is age 55. Peoples Energy employees hired before 2001 are also retirement eligible after the attainment of 85 Points (age + service). WPS does not offer this retirement benefit. Both companies offer employees the choice of various forms of annuity payouts and lump sum benefits.

Peoples Energy employees hired before 2001 are eligible for the greater benefit of the original formula or the pension equity formula. Employees hired in 2001 and later are eligible for the pension equity formula only. WPS offers a pension equity plan formula for their employees hired before 2001, along with another pension equity plan formula for employees hired after 2001. To transition to the new formula, WPS provided employees with a special supplemental benefit. While Peoples Energy’s pension formula is more age-driven, WPS’ pension formula is service-driven, i.e., at Peoples, the percentage of your salary applied to your pension is determined by age, while at WPS, the percentage increases based on years of service.

Savings Plans
Employees at WPS and Peoples Energy are eligible to participate in their 401(k) plans upon hire. At WPS, employees can contribute up to 30% of their eligible earnings on a pre-tax basis, but after-tax contributions are not allowed. At Peoples Energy, employees can contribute up to a maximum of 16% of their eligible pre-tax and/or after-tax earnings.

Both companies offer investment elections in 1% increments and daily recordkeeping. Both companies’ plans offer multiple investment options. At Peoples, the company matches 60% (PES-100%) up to 6% of employee contributions. WPS matches 100% of the first 4% and 50% of the next 2% for an overall maximum company matching contribution of 5%, which is invested into their Employee Stock Ownership Plan (ESOP). Peoples Energy’s ESOP plan is a frozen plan to employees having one year of service as of April, 1987. Vesting for employer contributions are immediate at WPS; Peoples Energy has a graduated vesting schedule, with 100% after 4 years of service.

Conclusion
As illustrated in the above examples, the plans covering non-bargaining employees vary somewhat, but both companies offer a rich and broad benefits package. Union employees also receive similar benefit packages resulting from collective bargaining.

WPS Resources has committed to provide employees benefits that will be substantially comparable in the aggregate to what they are receiving now for the first year following the merger. Many detailed questions remain, though, about how the programs of the two companies will come together. The new company will continue the commitment of providing competitive benefits. Its benefit plans may include elements of plans from either company, or may include newly established elements and/or plans not found in either company today. Rest assured, we will provide answers to these questions as they become available.

Do You Have Questions?
Remember, you can keep yourself informed in several ways. You can talk with your work group leader or supervisor. You can watch for future editions of Transition Update and suggest subjects we should include here. You can submit questions via e-mail: WPS employees to transition@wpsr.com and Peoples Energy employees via PeoplesNet and the “Answering Your Questions” link. And it’s a good idea to monitor our intranets for periodic updates.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.